UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

On May 13, 2008, CorpBanca published a notice in the Chilean newspapers La Tercera and Diario Financiero announcing certain corrections to its April 29, 2008 announcements in the Chilean newspapers La Tercera and Diario Financiero regarding the terms of its program to repurchase shares (the “Share Repurchase Program”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Cristian Canales
Name:	Cristian Canales
Title:	Division Manager of Legal Services

Date: May 21, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Unofficial English language translation of CorpBanca’s announcement of the correction of certain terms of the Share Repurchase Program, published on May 13, 2008 in the Chilean newspapers La Tercera and Diario Financiero.